Filed by Hanover Compressor Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Iliad Holdings, Inc.
Commission File No. 333-141695

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Date:	Friday, June 8, 2007

To:	Hanover Employees Worldwide

From:	Executive Leadership Team

Subject:	MERGER ORGANIZATIONAL ANNOUNCEMENT
On Monday, June 4, we announced the name of our new, to be merged organization, Exterran, and we began the detailed merger planning phase. On Tuesday, June 5, we completed the initial Merger Integration Planning Team Kick-Off meeting. Each of the Hanover and Universal organizations were well represented by leadership personnel from both organizations. The energy, enthusiasm and collaboration from those who attended was inspiring. Based on our kickoff experience, we are confident in our ability to continue the planning required for integration and even more excited and optimistic about the future for Exterran. We appreciate the work of all of the companies’ leadership and personnel this week both in this initial meeting and in the field and offices around the world to keep focus on our core business.
Now we are pleased to announce the Exterran management positions and personnel that will report to the Executive Leadership Team once the transaction officially closes. Over the past weeks, we have been working on an organizational structure that builds on the successes of both the Hanover and Universal organizations (see pages that follow). This rigorous organization design process has included input from the executive leadership of both companies, as well as advice from our merger consultant, McKinsey and Company. The organizational design process was followed by a disciplined personnel selection process that included identification of personnel in both organizations, interviews and, again, collaboration of the executive leadership of both companies. The group of leaders we are announcing today, and those supporting them, will be critical in creating the high performance organization we know Exterran can be.
Please join us in congratulating all of these leaders on their prospective positions with Exterran and supporting their work and efforts as they build their organizations through the integration planning process.

Over the next few months, an incredible volume of work must be accomplished. The Exterran Leadership Team is committed to a personnel selection process that continues to build upon the achievements and capabilities of both Hanover and Universal, and that is fair to the employees in both organizations. Based on what we have experienced in working with personnel from both organizations so far, we are confident that we will achieve this objective.
One of the first integration planning steps for these leaders will be to propose how their groups will be structured to achieve our new company’s overall vision and to follow an agreed selection process for their respective teams. This process will be rigorous and fact-based with equal opportunity for potential candidates in both companies. If you believe that there is a position or department that you are interested in and would like to be considered, please contact your HR representative so they can inform the appropriate departments of your desires.
We continue to make progress with the regulatory process and anticipate a successful close but, like the majority of mergers at this stage of the process, do not yet know the exact date when we will become one company, Exterran. As we have repeatedly emphasized, until the proposed transaction officially closes, Universal and Hanover must continue to compete vigorously. Our customers expect that, and the antitrust laws demand it.
It is critical for us to stay focused on our day-to-day business and to continue to operate as independent companies. Both Hanover and Universal have a history of success. Much of our success is due to your efforts.
Thank you.

OPERATIONS
Operations is about execution and consistent delivery of excellent service to our customers globally. In order to achieve this, we will maintain geographically organized operations management supported by a functional support infrastructure that assures a consistent global focus. These positions will report to Brian Matusek.
The operations managers will be responsible for assuring safe, efficient service delivery, and expanding growth in new and existing markets. These leaders will be:
North American Operations — Region 1 — Rob Rice
North American Operations — Region 2 — Kevin Bourbonnais
Latin American Operations — Joe Kishkill
Europe, Africa, Asia, and Australia Operations — Norrie McKay
The functional support infrastructure will include the following groups and managers:
The Total Solutions group will be led by Steve Gill, who will be responsible for turnkey construction, project management, and the balance of plant engineering for our integrated services. He will also oversee global business development for total solutions and gas processing plants.
Marketing and Business Development will report to Rob Price, who will be responsible for the global marketing strategy for services and products including pricing strategies, business models, marketing support documentation, applications engineering, and strategic equipment inventory and allocation.
The Global Accounts group will be responsible for overseeing relationships with worldwide strategic customers. This group will be led by Kirk Townsend.
Global Fleet Services will be responsible for all global compression and production equipment assets, including tracking, technical and operations support, setting and maintaining configuration specifications and standard operating procedures. This group will be led by Gerald Meinecke.
QHSE will be responsible for developing and measuring standards for HSE, Quality, and the process improvement efforts to assure effective service delivery in a safe manner. This role will filled by Steve Abernathy.
The U.S. Operation Integration Manager will be Mickey McDonald. This role will work with the two North American Operations managers to ensure smooth transition of the two organizations into the new service delivery model.

Exterran organizational structure
- Operations

Operations
B. Matusek
North American Operations – Region 1
R. Rice
North American Operations – Region 2
K. Bourbonnais
Latin American Operations
J. Kishkill
Europe, Asia, Africa & Australia Operations
N. McKay
U. S. Operations Integration
M. McDonald
Total Solutions
S. Gill
Marketing/ Business Dev
R. Price
Global Accounts
K. Townsend
Global Fleet Services
G. Meinecke
QHSE
S. Abernathy

Exterran organizational structure - Operations Source: Steering Committee Global Accounts K. Townsend North American Operations - Region 1 R. Rice Global Fleet Services G. Meinecke Latin American Operations J. Kishkill Europe, Asia, Africa & Australia Operations N. McKay Marketing/ Business Dev R. Price QHSE S. Abernathy Total Solutions S. Gill North American Operations - Region 2 K. Bourbonnais Operations B. Matusek U. S. Operations Integration M. McDonald

SUPPLY CHAIN, MANUFACTURING, ENGINEERING AND REAL ESTATE SERVICES
Supply Chain, Manufacturing, Engineering and Real Estate Services reporting to Dan Newman are accountable for the delivery of cost effective and timely products to our global organization.
Peter Dawes will lead the Compression Manufacturing Facilities in Houston (NHR and Brittmoore Road), Canada and the remanufacturing facility in Davis, OK.
Don Ray will lead Production and Processing Equipment and High-Spec Compression Fabrication facilities in Columbus, TX, Victoria, TX, Schulenburg, TX, Broken Arrow, OK, and Broussard, LA.
A similar role will be announced at a future date relating to Europe and the Middle East. That position will have a dual reporting relationship to Dan Newman and the Europe, Asia, Africa, and Australia operations leadership.
BT Gay will lead the Singapore Manufacturing Facility and will be responsible for fabrication of FPSO construction and the associated equipment that will be produced for installation.
Mike Denman will lead the Global Supply Chain organization and will be responsible for the strategic planning and implementation of activities related to purchasing, materials management, logistics, trade control and warranty.
Dave Egbert will assume the Global Real Estate role and will oversee the real estate and major capital facility expenditures and the oversight of the U.S. vehicle fleet program.
Anthony Mason will be the Global Quality & Lean Manufacturing leader. He will be responsible for maximizing throughput at all manufacturing facilities worldwide through a rigorous focus in the areas of quality, lean manufacturing, order management/scheduling and global capacity planning.
Alvaro Guzman will lead HSE. He will be responsible for developing and measuring standards for Health Safety and Environmental effort and assure effective service delivery in a safe manner.
The Human Resources business partner function will be announced at a later date. This role will be responsible for leading the development and implementation of agreed corporate and manufacturing-specific HR strategies and initiatives related to the employee life cycle on a worldwide basis for these organizations. This role has a dual reporting relationship to manufacturing and corporate HR.
We will be announcing at a later date a position that will report to Dan Newman, which will lead the Global Engineering Organization. This position will be responsible for driving our global engineering process, standardization efforts, product development design strategies and our engineering development programs.

Supply Chain & Manufacturing
D. Newman
Compression
P. Dawes
Production and Processing
D. Ray
Europe and Middle East
TBD
Singapore
BT Gay
Global Supply Chain
M. Denman
Global Engineering
TBD
Global Real Estate
D. Egbert
Global Quality and Lean
A. Mason
HSE
A. Guzman
HR Business Partner - TBD

Exterran organizational structure - Supply Chain, Manufacturing, Engineering, and Real Estate Services Source: Steering Committee Global Real Estate D. Egbert HR Business Partner - TBD Compression P. Dawes Global Quality and Lean A. Mason Europe and Middle East TBD Singapore BT Gay Global Engineering TBD HSE A. Guzman Global Supply Chain M. Denman Production and Processing D. Ray Supply Chain & Manufacturing D. Newman

FINANCE AND ACCOUNTING
The Finance and Accounting organization will report to Michael Anderson. His direct reports include:
Kenny Bickett will lead the Accounting group as our Corporate Controller where he will be responsible for both internal and external financial reporting.
Greek Rice will lead our Tax group where he will be responsible for the organization’s compliance with all federal, state, local and foreign tax laws and regulations, preparation and filing of tax returns, and tax management strategy.
Dave Edelmaier will lead our Treasury group and handle banking and insurance activities, and cash management.
Bill Butzner will lead our Internal Audit efforts where he will have responsibility for design and implementation for our audit program and for maintenance and testing of accounting and financial control systems.
David Oatman will lead our Investor Relations group where he will be responsible for corporate earnings and investor communications.
Larry Lucas will lead our Financial Planning and Analysis group where he will have primary responsibility for our organization’s short- and long-term financial plans, business performance analysis, and capital expenditure approval process and analysis.
Stephen York will lead our Information Technology and ERP group and will be responsible for the organization’s information technology functions including our Enterprise Resource Planning system design, implementation and maintenance, technology applications, database management, network systems, telecommunications and data processing operations.

Exterran organizational structure
- Finance

Finance
M. Anderson
Accounting
K. Bickett
Tax
G. Rice
Treasury
D. Edelmaier
Internal Audit
B. Butzner
Investor Relations
D. Oatman
Financial Planning & Analysis
L. Lucas
Information Technology / ERP
S. York

Exterran organizational structure - Finance Source: Steering Committee Information Technology / ERP S. York Accounting K. Bickett Treasury D. Edelmaier Internal Audit B. Butzner Financial Planning & Analysis L. Lucas Investor Relations D. Oatman Tax G. Rice Finance M. Anderson

CORPORATE DEVELOPMENT
Corporate Development, reporting to Brad Childers, will be responsible for long-term strategic planning and for mergers and acquisitions activities.
Jeff Jacobsen will be responsible for Strategic Planning, charged with developing the long-term strategic plan, as well as managing the group’s business evaluations tools and processes and participating in transactions.
Mike Wasson and Bill Bowers will be joining Corporate Development. They will have responsibility for opportunity identification and evaluation and project management responsibilities for the transactions and processes to capture growth opportunities through mergers and acquisitions.

Exterran organizational structure - Corporate Development Source: Steering Committee Corp Development B. Childers Corporate Development M. Wasson Corporate Development B. Bowers Strategic Planning J. Jacobsen

HUMAN RESOURCES
Human Resources is organized to provide strategic support to the business with globally focused teams driving a performance based environment. Steve Muck heads up this group, which includes the following groups:
Compensation and Benefits will be responsible for assuring that all Exterran’s compensation and benefit programs are competitive globally and administered with agreed standards. This group will be led by Patrick Price.
HRIS (Human Resources Information Services) will manage global employee information, U.S. payroll, and interface with the ERP group providing the technology platform for maintaining HR data and records. This group will be led by Shirley Morris.
Talent Management provides global recruiting standards at a professional level, manages employee career development and growth, succession planning, and performance management systems. Training for both technical and soft skills will be managed by this group along with the entry level engineer programs. The leader of this group will be announced at a later date.
Communications will manage the delivery of employee and business related information through internal channels with the goal to improve overall communication and knowledge of major initiatives across our global workforce. The leader of this group will be announced at a later date.
Health, Safety and Environment Regulatory and Policy will assure that our HSE policies, processes, systems and tools are in place create and maintain a safe workplace, and comply with all applicable HSE regulations globally. Project risk review and crisis management procedures will be established by this group, which will be led by Denver Roopchand.
Business Partners work closely with their respective client groups and are the link between the business unit and the human resources function, and report directly to the business leaders, (with the exception of individual supporting multiple Corporate groups). They support the development and implementation of programs to assure consistent practice while customizing them to the unique needs of their business area. These positions will be:
Corporate
North American Operations — Region 1
North American Operations — Region 2
Latin American Operations
Europe, Asia, Africa, and Australia Operations
Global Manufacturing

Exterran organizational structure
- Human Resources

Human Resources
S. Muck
Comp & Benefits
P. Price
HR Information Services
S. Morris
Talent Mgmt
TBD
Com-munications
TBD
HSE Regulatory & Policy
D. Roopchand
To be announced at later date
Business Partner Corporate
Business Partner - NA Ops Reg 1
Business Partner - NA Ops Reg 2
Business Partner - LA
Business Partner - E, A, A & A
Business Partner Manufacturing

Exterran organizational structure - Human Resources Source: Steering Committee Human Resources S. Muck Business Partner - NA Ops Reg 1 Talent Mgmt TBD Comp & Benefits P. Price HR Information Services S. Morris Com- munications TBD HSE Regulatory & Policy D. Roopchand Business Partner - NA Ops Reg 2 Business Partner - LA Business Partner Manufacturing Business Partner - E, A, A & A To be announced at later date Business Partner Corporate

LEGAL
Legal, reporting to Donald Wayne, has been structured to provide quality and efficient legal services to the company world-wide, and will include the following groups:
Corporate Compliance and SEC Reporting, will be responsible for developing, implementing and monitoring the company’s corporate compliance program and overseeing legal compliance with SEC reporting requirements, and will be led by Sue Kean. In addition, this group will be responsible for supporting the legal needs of the company’s manufacturing group and the master limited partnership.
North America will be responsible for supporting the legal needs of the company’s North American operations (including the United States and Canada), and will be led by Kelly Battle.
Latin America will be responsible for supporting the legal needs of the company’s Latin American operations (including Mexico and countries south), and will be led by Beto Kuhn.
Europe, Asia, Africa, and Australia will be responsible for supporting the legal needs of the company’s operations in those areas, and will be led by Nick Polley.
Corporate Secretary will be responsible for corporate governance matters and assisting in the organization of the affairs of the company’s and the master limited partnership’s boards of directors, and will be led by Susan Miller.
Contracts Management and Administration, which will be responsible for the administration and management of company contracts world-wide, will be led by Meredith Anderson.

Exterran organizational structure - Legal Source: Steering Committee North America K. Battle Legal D. Wayne Latin America B. Kuhn Europe, Asia, Africa & Australia N. Polley Corporate Compliance and SEC Reporting S. Kean Corporate Secretary S. Miller Contracts Management & Administration M. Anderson

Forward-Looking Statements
All statements in this announcement other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Hanover’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding whether and when the transactions contemplated by the merger agreement between Universal and Hanover will be consummated. Among the factors that could cause results to differ materially from those indicated by those forward-looking statements are the result of the review of the proposed merger by various regulatory agencies and any conditions imposed on the new company in connection with consummation of the merger; failure to receive the approval of the merger by the stockholders of Hanover and Universal and the satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Hanover’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended, and those set forth from time to time in Hanover’s filings with the Securities and Exchange Commission, which are available through Hanover’s website www.hanover-co.com. Hanover expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.
Additional Information
In connection with the proposed merger of Universal Compression Holdings, Inc. and Hanover Compressor Company, a registration statement of the new company, Iliad Holdings, Inc., which includes preliminary proxy statements of Universal and Hanover, and other materials, has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it is available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and the SEC filings that are and will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
Universal and Hanover and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Universal’s Annual Report on Form 10-K, as amended by Amendment No. 1, as filed with the SEC on March 1, 2007 and April 30, 2007, respectively, and in Hanover’s Annual Report on Form 10-K, as amended by Amendment No. 1, as filed with the SEC on February 28, 2007 and April 30, 2007, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger is included in the preliminary proxy statement/prospectus that has been filed with the SEC and will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.